                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              SierraCities.com Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   826521 10 6
                 ----------------------------------------------
                                 (CUSIP Number)

                         David S. Carroll, Group Counsel
                            American Express Company
                                200 Vesey Street
                            New York, New York 10285
                                 (212) 640-2000
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 14, 2001
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[CUSIP No. 826521  10 6]
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  American Express Company

         S.S. or I.R.S. Identification No. of Above Person:  13-4922250
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [___]            (b)  [___]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [____]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

                                      -0-
              NUMBER OF
                             ---------------------------------------------------
                SHARES       8        SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY               3,817,057
                             ---------------------------------------------------
                 EACH        9        SOLE DISPOSITIVE POWER
              REPORTING
                PERSON                -0-
                             ---------------------------------------------------
                 WITH        10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,817,057 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

[CUSIP No. 826521  10 6]
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:  American Express Travel Related Services
                                    Company, Inc.

         S.S. or I.R.S. Identification No. of Above Person:  13-3133497
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [___]            (b)  [___]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [____]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

                                      -0-
              NUMBER OF
                             ---------------------------------------------------
                SHARES       8        SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY               3,817,057
                             ---------------------------------------------------
                 EACH        9        SOLE DISPOSITIVE POWER
              REPORTING
                PERSON                -0-
                             ---------------------------------------------------
                 WITH        10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,817,057 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [   ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of SierraCities.com Inc., a Delaware corporation ("SierraCities"). The principal executive offices of SierraCities are located at 600 Travis Street, Suite 7050, Houston, TX 77002.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by American Express Company, a New York corporation ("American Express") and American Express Travel Related Services Company, Inc., a New York corporation and wholly owned subsidiary of American Express ("Travel Services" and together with American Express, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         (b) The address of the principal office and principal business of American Express and Travel Services is 200 Vesey Street, New York, New York 10285. The names, business addresses and principal businesses of each of the directors and executive officers of American Express and Travel Services are set forth on Schedule I hereto and incorporated by reference herein.


         (c) American Express is primarily engaged in the business of providing travel related services, financial advisory services and international banking services throughout the world. Travel Services provides a variety of products and services, including, among others, global card network, issuing and processing services, the American Express(R) Card, the Optima(R) Card and other consumer and corporate lending and banking products, stored value products, business expense management products and tax preparation and business planning services, magazine publishing, merchant transaction processing and point of sale and back office products and services.

         (d) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best knowledge of the Reporting Persons, all of the directors and executive officers of the Reporting Persons are citizens of the United States, except that Jan Leschly is a citizen of Denmark.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities were acquired pursuant to Tender Agreements dated as of February 14, 2001 (the "Tender Agreements") between Travel Services and each of the stockholders of SierraCities listed on Schedule II hereto (the "Stockholders"). The Tender Agreements were entered into in connection with and as a condition to the execution and delivery of the Merger Agreement (as defined below). Travel Services did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements.

         References to, and descriptions of, the Offer (as defined below), the Merger (as defined below), the Merger Agreement and the Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender Agreements, respectively, included as Exhibits to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of February 14, 2001 (the "Merger Agreement"), among Travel Services, AMTRS Corp., a newly formed Delaware corporation and wholly owned subsidiary of Travel Services ("AMTRS"), and SierraCities, and subject to the conditions set forth therein, AMTRS will commence a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock of SierraCities at a purchase price of $5.68 per share (such price, or such higher price as may be paid in the Offer, being referred to herein as the "Per Share Amount"), net to the seller in cash, without interest thereon. Following the completion of the Offer, AMTRS will merge with and into SierraCities and SierraCities will become a wholly owned subsidiary of Travel Services (such events constituting the "Merger"). Once the Merger is consummated, AMTRS will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of AMTRS will be merged into SierraCities with SierraCities remaining as the surviving corporation (the "Surviving Corporation").

                  As a result of the Merger, each outstanding share of Common Stock, other than shares owned by SierraCities, Travel Services, AMTRS, any subsidiary of SierraCities or Travel Services and, if applicable, stockholders exercising appraisal rights, will be converted into the right to receive the Per Share Amount in cash payable to the holder thereof, without interest (the "Merger Consideration"). Pursuant to the Merger Agreement, each outstanding option to purchase Common Stock shall be canceled in exchange for a single lump sum cash payment (less any applicable tax withholdings) payable by the Surviving Corporation, equal to the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such SierraCities stock option, multiplied by the number of shares then subject to such SierraCities stock option.

                  The Stockholders have, by executing the Tender Agreements, agreed to tender in the Offer the 3,817,057 shares of Common Stock beneficially owned by them (the "Shares"). The Shares constitute approximately 20.1% of the total outstanding shares of Common Stock as of February 12, 2001. In addition, as part of the Tender Agreements, each Stockholder has granted to Travel Services an irrevocable proxy to vote or consent in writing, at every SierraCities stockholders meeting and on every action or approval by written consent instead of a meeting, (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Merger Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between SierraCities and any person or entity (other than the Merger) and
(iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or would result in any obligation or agreement of SierraCities under the Merger Agreement not being fulfilled or would result in SierraCities being required to pay to Parent or Purchaser the termination fee described in the Merger Agreement.

                   The Tender Agreements terminate upon the earliest of the following: (i) the date upon which the Merger Agreement is terminated; (ii) the date upon which the Merger is effected; (iii) the date upon which all of the Stockholders' now owned or hereafter acquired shares of SierraCities' Common

Stock are purchased by Travel Services or AMTRS pursuant to the Offer and
(iv) the date on which the Offer terminates without the prompt purchase of Common Stock thereunder.

                   The purpose of the transactions under the Tender Agreements are to assist Travel Services and SierraCities in consummating the transactions contemplated under the Merger Agreement.

         (c)      Not applicable.

         (d) Upon the acceptance for payment of any shares of Common Stock pursuant to the Offer, Travel Services will be entitled to designate a number of directors of SierraCities, rounded up to the next whole number, that equals the product of (i) the total number of directors on SierraCities' board of directors multiplied by (ii) the percentage that the number of shares beneficially owned by Travel Services or AMTRS following the acceptance for payment of shares pursuant to the offer bears to the total number of shares outstanding. Until the Merger has become effective, SierraCities' board of directors will consist of at least two members who were directors of SierraCities prior to the consummation of the Offer. Upon consummation of the Merger, the directors of AMTRS shall become the directors of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of AMTRS, until their respective successors are duly elected or appointed and qualified.

         (e) Neither of the Reporting Persons currently has any plan or proposal which relates to, or may result in, any of the matters listed in Item 4(e) of Schedule 13D other than (i) the cancellation and payment of SierraCities options as contemplated by the Merger Agreement and (ii) the change in the number of outstanding shares of Common Stock as contemplated by the Merger Agreement.

         (f)      Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of AMTRS, as in effect immediately prior to the Merger, shall become the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware corporate law and such Certificate of Incorporation. The name of the Surviving Corporation will be SierraCities.com Inc. Upon consummation of the Merger, the Bylaws of AMTRS, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) The shares are currently traded on the Nasdaq National Market. Following the consummation of the Merger, the shares will no longer be listed on Nasdaq.

         (i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, neither of the Reporting Persons currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D. However, the Reporting Persons will continue to review the business of SierraCities and may in the future propose that SierraCities take one or more of such actions.

         References to, and descriptions of, the Merger Agreement and the Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender Agreements included as Exhibits to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Tender Agreements, Travel Services may be deemed to be the beneficial owner of 3,817,057 shares of Common Stock. Those shares of Common Stock constitute approximately 20.1% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of February 12, 2001 (as represented by SierraCities in the Merger Agreement discussed in Items 3 and 4). Travel Services may be deemed to have the shared power to vote the shares of Common Stock with respect to those matters described above. However, Travel Services (i) is not entitled to any rights as a stockholder of SierraCities as to the shares of Common Stock and
(ii) disclaims any beneficial ownership of the shares of Common Stock. Travel Services does not have the power to dispose of the shares of Common Stock. Pursuant to the Tender Agreements, Travel Services has the right to vote, with respect to those matters discussed above, any additional shares of Common Stock acquired by any Stockholder (whether by purchase, upon conversion of options or convertible securities or otherwise) after the date of the Tender Agreements.

         (c) Except as described above, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, effected any transactions in the class of securities reported during the past 60 days.

         (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of SierraCities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement and the exhibits thereto, and the Tender Agreements, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of SierraCities, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT NO.                         DESCRIPTION
     -----------                         -----------
         1        Joint Filing Statement

         2 Agreement and Plan of Merger, dated as of February 14, 2001, by and among American Express Travel Related Services Company,
                  Inc., AMTRS Corp. and SierraCities.com Inc.

         3 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Depping 1999 Investment Limited Partnership.

         4 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Thomas J. Depping.

         5 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Sandy B. Ho.

         6 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Redstone Group, Ltd.

         7 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and David C. Shindeldecker.

         8 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and David L. Solomon.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001

AMERICAN EXPRESS COMPANY

By: /s/ Stephen P. Norman
        ----------------------------------
Name:  Stephen P. Norman
Title: Secretary

Date:    February 23, 2001

AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

By: /s/ Stephen P. Norman
        ----------------------------------
Name:  Stephen P. Norman
Title:  Secretary

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN EXPRESS COMPANY

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of American Express Company is set forth below. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

Name and Business Address              Title or Position             Principal Occupation and Business of Employer
Daniel F. Akerson                Director                            Chairman and Chief Executive Officer
                                                                     XO Communications, Inc.
                                                                     11111 Sunset Hills Road, 5th Floor
                                                                     Reston, VA 20190

Edwin L. Artzt                   Director                            Retired Chairman of the Board and Executive
                                                                     Officer,
                                                                     The Proctor & Gamble Company
                                                                     One Proctor & Gamble Plaza
                                                                     Cincinnati, OH 45202-3315

William G. Bowen                 Director                            President
                                                                     The Andrew W. Mellon Foundation
                                                                     140 East 62nd Street
                                                                     New York, NY 10021

Anne M. Busquet                  President, Interactive Services
                                 and New Businesses, Travel
                                 Services

Kenneth I. Chenault              Chief Executive Officer and
                                 Director

James M. Cracchiolo              Group President -- Global           American Express Company
                                 Financial Services, Travel          200 AXP Financial Center
                                 Services                            Minneapolis, MN 55474

Robert L. Crandall               Director                            Former Chairman and Chief Executive Officer
                                                                     AMR Corp. and American Airlines, Inc.
                                                                     The Tower at Williams Square
                                                                     5215 N. O'Connor Boulevard
                                                                     Irving, TX 75039

Gary L. Crittenden               Chief Financial Officer

Ursula F. Fairbairn              Executive Vice President, Human
                                 Resources

Edward P. Gilligan               Group President -- Global
                                 Corporate Services, Travel
                                 Services

Harvey Golub                     Chairman and Director

Beverly Sills Greenough          Director                            Chairman, Lincoln Center for the Performing Arts
                                                                     165 West 65th Street, 9th Floor
                                                                     New York, NY 10023

John D. Hayes                    Executive Vice President,
                                 Advertising

David C. House                   Group President -- Global
                                 Establishment Services and
                                 Travelers Cheque, Travel Services

F. Ross Johnson                  Director                            Chairman and Chief Executive Officer
                                                                     RJM Group
                                                                     200 Galleria Parkway, N.W., Suite 970
                                                                     Atlanta, GA 30339

Vernon E. Jordan, Jr.            Director                            Senior Managing Director
                                                                     Lazard, Inc.
                                                                     30 Rockefeller Plaza
                                                                     New York, NY 10020

Alfred Kelly, Jr.                Group President -- U.S. Consumer
                                 and Small Business Services,
                                 Travel Services

Jan Leschly                      Director                            Chairman and Chief Executive Officer
(citizen of Denmark)                                                 Care Capital LLC,
                                                                     Princeton Overlook I, 100 Overlook Center and
                                                                     Route 1
                                                                     Princeton, NJ 08540

Jonathan S. Linen                Vice Chairman

Richard A. McGinn                Director                            Former Chairman and CEO
                                                                     Lucent Technologies, Inc.
                                                                     600 Mountain Avenue
                                                                     Murray Hill, NJ 07974

Louise M. Parent                 Executive Vice President and
                                 General Counsel

Frank P. Popoff                  Director                            Former Chairman and Chief Executive Officer
                                                                     The Dow Chemical Company
                                                                     2030 Dow Center
                                                                     Midland, MI 48674

Glen Salow                       Executive Vice President and
                                 Chief Information Officer

Thomas Schick                    Executive Vice President,
                                 Corporate Affairs and
                                 Communications



                       DIRECTORS AND EXECUTIVE OFFICERS OF
             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of American Express Travel Related Services Company, Inc. is set forth below. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of Travel Services is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

Name and Business Address                Title or Position            Principal Occupation and Address and
                                                                               Business of Employer
Anne M. Busquet                  President, Interactive Services
                                 and New Businesses

Kenneth I. Chenault              President, Chief Executive          Chief Executive Officer
                                 Officer and Director                American Express Company

Edward P. Gilligan               Group President -- Global
                                 Corporate Services

Harvey Golub                     Chairman and Director               Chairman
                                                                     American Express Company

David C. House                   Group President -- Global
                                 Establishment Services and
                                 Travelers Cheque

Alfred Kelly, Jr.                Group President -- U.S. Consumer
                                 and Small Business Services

Louise M. Parent                 General Counsel and Director        Executive Vice President and General
                                                                     Counsel American Express Company

Jay B. Stevelman                 Treasurer



                                   SCHEDULE II

                                  STOCKHOLDERS

TENDER AGREEMENT STOCKHOLDER              NUMBER OF SHARES OF                     PERCENTAGE OF OUTSTANDING SHARES OF
                                          SIERRACITIES.COM COMMON STOCK           SIERRACITIES.COM COMMON STOCK
                                          BENEFICIALLY OWNED                      FEBRUARY 12, 2001
Depping 1999 Investment Limited                        1,595,800                                  8.4%
Partnership

Thomas J. Depping                                         77,400                                  0.4%

Sandy B. Ho                                              245,990                                  1.3%

Redstone Group, Ltd.                                   1,183,151                                  6.2%

David C. Shindeldecker                                    84,867                                  0.5%

David L. Solomon                                         629,849                                  3.3%
                                                       ---------                                 -----
Total                                                  3,817,057                                 20.1%

                                  EXHIBIT INDEX

     EXHIBIT NO.                         DESCRIPTION
         1        Joint Filing Statement

         2 Agreement and Plan of Merger, dated as of February 14, 2001, by and among American Express Travel Related Services Company,
                  Inc., AMTRS Corp. and SierraCities.com Inc.

         3 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Depping 1999 Investment Limited Partnership.

         4 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Thomas J. Depping.

         5 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Sandy B. Ho.

         6 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and Redstone Group, Ltd.

         7 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and David C. Shindeldecker.

         8 Tender Agreement, dated as of February 14, 2001, by and between American Express Travel Related Services Company, Inc.
                  and David L. Solomon.